Jinhao Motor Company Dawang Industrial Park Hi-Tech Exploit Area Zhaoqing City, Guangdong 526238 People’s Republic of China Tel.: (86) 7583625628

February 2, 2011

By EDGAR Transmission

John Stickel
Attorney-Advisor
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE, Room 7010
Washington, DC 20549

Re:	Jinhao Motor Company
Amendment No. 2 to Registration Statement on Form S-1
Filed January 21, 2011
File No. 333-170226

Dear Mr. Stickel:

On behalf of Jinhao Motor Company (the “Company”), we hereby submit this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), on January 28, 2011, with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on January 21, 2011 (the “Registration Statement”), along with Amendment No. 3 to the Registration Statement (the “Amendment No. 3”).

We understand and agree that:

(A)     the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(B)     the Company’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(C)     the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Calculation of Registration Fee Table

1. We note that you have removed your calculation of registration fee table. Please revise to include the calculation of registration fee table in your next amendment.

Response: We have included the calculation of registration fee table in the Amendment No.3.

Overview of Our Business, page 5

2. Please revise to clarify that the percentages you provide in the second sentence of the second paragraph in this section refer to your revenues or advise.

Response: We have revised the disclosures to clarify that these percentages refer to our revenues.

Division of Corporation Finance
February 2, 2011

Our Competitive Strengths, page 8

3. We note your disclosure on page 8 that you plan to commit substantial resources to the research and development of electric vehicles in 2011. Please revise to provide an estimate of the “substantial resources” you plan to commit to the research and development of electric vehicles.

Response: We have revised this disclosure to state that we are in the process of developing a plan to increase our investment in the research and development of electric vehicles and motorcycles.

Failure to Comply with the Individual Foreign Exchange Rules relating to the overseas, page 25

4. Please revise to clarify what you mean by “other than Circular 75” on page 25.

Response: We have revised the disclosure to indicate that this Risk Factor is in addition to the risks related to Circular 75 in the preceding Risk Factor.

Motorcycles, page 51

5. We note your response to our prior comment 9 that you expect to commit resources to research and development in order to improve your technologies and develop new products. To the extent that you have or do not have concrete plans regarding the timing and expense of your motorcycle research and development, please disclose.

Response: We have revised this disclosure to state that we are in the process of developing a plan to increase our investment in the research and development of motorcycles.

Our Property, page 59

6. We note your disclosure on page 39 regarding your plans to construct an office building, a warehouse, and an employee dormitory. Please advise as to whether such plans involve completion of the suspended construction of the finished products warehouse, dormitory, and office building you describe on page 20 and on page 59. To the extent that it does, please disclose.

Response: We confirm that the plans referenced on page 39 involve completion of the suspended construction of the finished products warehouse, dormitory, and office building we describe on page 20 and on page 59. We are still working on developing a cost estimate for the completion of these projects. We have revised our disclosure on page 39 and page 59 to clarify that the construction projects of our office building, finished products warehouse and employee dormitory referenced therein have not been completed.

We also engaged a vendor to construct our plants and office buildings in 2008, which has not been completed yet and on which our estimated cost for completion is $558,000 (disclosed in the Notes to the Financial Statements on Page F-16 and Page 44, respectively). Since this was a different project from the unfinished products warehouse, dormitory, and office building, we have revised our disclosures on page 39 and page 59 to include this project.

Management, page 60

7. We note your disclosure on your signature page that Mr. Daobin Li is your principal financial officer. Please revise to include information regarding Daobin Li pursuant to item 401(b) and (e) of Regulation S-K.

Response: We have revised this disclosure to include information regarding Daobin Li pursuant to item 401(b) and (e) of Regulation S-K.

Summary Compensation Table, page 63

8. Please revise to include Mr. Liu and Mr. Shen in your summary compensation table.

Response: We have included Mr. Liu and Mr. Shen in our summary compensation table.

Division of Corporation Finance
February 2, 2011

Selling Stockholders, page 67

9. We note your response to our prior comment 21 and reissue. Please revise to identify the individual or individuals who have voting and dispositive power with respect to the shares being offered for sale by all legal entities listed in your selling shareholder table. In this regard, we note your response that DBS Nominees (Private) Limited and the Islamic Bank of Asia Limited have investment committees that have voting and dispositive power with respect to the shares that they are offering.

Response: We have revised these disclosures to identify the individuals who are the members of (1) the investment committee of DBS Nominees (Private) Limited; (2) the investment committee of the Islamic Bank of Asia Limited and (3) the board of directors of Hudson Holding Corporation.

Exhibit Index, page 82

10. Please revise to include all material contracts, amendments to your articles of incorporation, and instruments defining the rights of security holders pursuant to Item 601 with your next amendment. For example, please add the Securities Purchase Agreement filed as Exhibit 10.1 in your 8-K on August 12, 2010, the Series A Preferred Stock Agreement filed as Exhibit 10.2 in your 8-K on August 12, 2010, the Certificate of Designation filed as exhibit 3.1 in your 8-K on September 9, 2010, forms of common stock purchase warrants filed as Exhibits 4.1 and 4.2 in your 8-K on September 9, 2010, the Pledge Agreement filed as Exhibit 10.4 in your 8-K on September 9, 2010 and the Indemnification Agreement filed as Exhibit 10.5 on September 9, 2010 to your exhibit index or advise as to why it is not necessary.

Response: We have incorporated (1) the Securities Purchase Agreement by reference as Exhibit 10.23 to the registration statement; (2) the Series A Preferred Stock Agreement by reference as Exhibit 10.24 to the registration statement; (3) the Certificate of Designation by reference as Exhibit 10.25 to the registration statement; (4) the form of Common Stock Purchase Warrants issued to our investors by reference as Exhibit 10.26 to the registration statement; (5) the form of Common Stock Purchase Warrants issued to our placement agent by reference as Exhibit 10.27 to the registration statement; (6) the Pledge Agreement by reference as Exhibit 10.28 of the registration statement; and (7) the Indemnification Agreement by reference as Exhibit 10.29 of the registration statement.

* * *

Jinhao Motor Company Dawang Industrial Park Hi-Tech Exploit Area Zhaoqing City, Guangdong 526238 People’s Republic of China Tel.: (86) 7583625628

Very truly yours,

JINHAO MOTOR COMPANY

By: /s/ Chak Shing Tsoi
Chak Shing Tsoi
Chief Executive Officer

cc:	Scott C. Kline, Esq.
Dawn M. Bernd-Schulz, Esq.
Pillsbury Winthrop Shaw Pittman LLP
2300 N Street, N.W.
Washington, D.C. 20037-1122